SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DECEMBER TRAFFIC GROWS 4% TO 5M CUSTOMERS

Ryanair, Europe's favourite low fares airline, today (2 Jan) released December traffic statistics as follows:

• Traffic grew by 4% to over 5m customers.
• Load factor unchanged at 81%.
• Annual traffic to December rose 2% to 81.4m customers.

	Dec 12	Dec 13	Change	Yr to Dec 13
Customers	4.8M	5.0M	+4%	81.4M (+2%)
Load Factor	81%	81%	-	83%

Ryanair's Robin Kiely said:

"Ryanair carried a new record of over 5m customers in December, thanks to the success of our lower fares, easier to use website and customer service improvements. Further service improvements are due to be rolled out over the coming weeks and months as Ryanair continues to lower prices and improve our industry leading customer service in 2014."

ENDS

For further information
please contact:
                                    Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-8121212           Tel: +353-1-6789333
                                    press@ryanair.com               ryanair@edelman.com

                           Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary